Filed Pursuant to Rule 433
Registration Statement No. 333-223716-01

South Carolina Electric & Gas Company

FINAL TERM SHEET

Dated: August 15, 2018

$300,000,000 First Mortgage Bonds, 3.50% Series due August 15, 2021 ("2021 Bonds")
$400,000,000 First Mortgage Bonds, 4.25% Series due August 15, 2028 ("2028 Bonds")

Issuer:	South Carolina Electric & Gas Company	
Security Type:	First Mortgage Bonds	
Expected Ratings*:	Moody's: Baa1 (negative outlook); S&P: BBB+ (negative watch); Fitch: BBB (evolving)	
Trade Date:	August 15, 2018	
Settlement Date:	August 17, 2018 (T+2)	
	2021 Bonds	**2028 Bonds**
Principal Amount:	$300,000,000	$400,000,000
Maturity Date:	August 15, 2021	August 15, 2028
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2019	February 15 and August 15, commencing February 15, 2019
Coupon (Interest Rate):	3.50%	4.25%
Benchmark Treasury:	2.750% due August 15, 2021	2.875% due August 15, 2028
Benchmark Treasury Yield:	2.671%	2.851%
Re-Offer Spread:	+83 basis points (0.83%)	+143 basis points (1.43%)
Re-Offer Yield:	3.501%	4.281%
Price to Public:	99.997%, plus accrued interest, if any, from, and including, the Settlement Date	99.750%, plus accrued interest, if any, from, and including, the Settlement Date
Underwriting Discount:	0.35%	0.65%
Net Proceeds to Issuer (before expenses):	$298,941,000, plus accrued interest, if any, from, and including, the Settlement Date	$396,400,000, plus accrued interest, if any, from, and including, the Settlement Date
Optional Redemption:	Make-whole call at Adjusted Treasury Rate +15 basis points	Make-whole call at Adjusted Treasury Rate +25 basis points prior to May 15, 2028; par call on or after May 15, 2028
Denominations:	$1,000 x $1,000	$1,000 x $1,000
CUSIP:	837004 CL2	837004 CM0

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Co-Managers:	FTN Financial Securities Corp. Synovus Securities, Inc.

***Note:** A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.